Exhibit 99.1

BANCO SANTANDER CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of September 30, 2017 The principal balances and results accumulated for the period ending September 2017 (Amounts in millions of Chilean pesos). SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Principal assets Ch$million Cash and deposits in banks 1,348,865 Interbank loans, net 278,046 Loans and accounts receivables from customers, net 26,674,518 Total investments 2,608,228 Financial derivative contracts 2,121,297 Other asset items 2,121,761 Total assets 35,152,715 Principal liabilities MM$ Deposits and other demand liabilities 7,270,501 Time deposits and other time liabilities 12,591,871 Financial derivative contracts 1,946,743 Issued debt instruments 6,900,261 Other liabilities items 3,424,958 Total equity 3,018,381 Total liabilities 35,152,715 Equity attributable to: Equity holders of the Bank 2,971,938 Non-controlling interest 46,443 SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Operational results Ch$million Net interest income 980,190 Net fee and commission income 212,763 Result from financial operations 111,578 Total operating income 1,304,531 Provision for loan losses (222,400) Support expenses (522,249) Other results (7,422) Income before tax 552,460 Income tax expense (105,622) Net income for the period 446,838 Attributable to: Equity holders of the Bank 430,137 Non-controlling interest 16,701 FELIPE CONTRERAS FAJARDO Chief Accounting Officer CLAUDIO MELANDRI HINOJOSA Chief Executive Officer

BANCO SANTANDER CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA
Al 30 de septiembre de 2017

A continuación se presentan los principales saldos de balance y principales resultados acumulados por el periodo de cierre de mes de septiembre de 2017 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.348.865
Adeudado por Bancos	278.046
Créditos a Clientes Totales	26.674.518
Inversiones Totales	2.608.228
Contratos de derivados financieros	2.121.297
Otros rubros del activo	2.121.761
Total Activos	**35.152.715**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	7.270.501
Depósitos y otras captaciones a plazo	12.591.871
Contratos de derivados financieros	1.946.743
Instrumentos de deuda emitidos	6.900.261
Otros rubros del Pasivo	3.424.958
Total Patrimonio	3.018.381
Total Pasivos	**35.152.715**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	2.971.938
Interés no controlador	46.443

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	980.190
Ingreso neto de comisiones	212.763
Resultado de operaciones financieras	111.578
Total Ingresos operacionales	**1.304.531**
Provisiones por riesgo de crédito	(222.400)
Gastos de apoyo	(522.249)
Otros resultados	(7.422)
Resultado antes de impuesto	**552.460**
Impuesto a la renta	(105.622)
Utilidad consolidada del período	**446.838**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	430.137
Interés no controlador	16.701

FELIPE CONTRERAS FAJARDO
Gerente de Contabilidad

CLAUDIO MELANDRI HINOJOSA
Gerente General

Santander

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS, but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence. Simple | Personal | Fair

Santander